JONES DAY

222 EAST 41ST STREET    —    NEW YORK, NEW YORK 10017

TELEPHONE: +1.212.326.3939    —    FACSIMILE: +1.212.755.7306

April 11, 2013

United States Securities and Exchange Commission

100 F St. Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:	Fly Leasing Limited
Registration Statement on Form F-3
File No. 333-187305

Dear Ms. Long:

Fly Leasing Limited (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form F-3 (Registration No. 333-187305) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in its letter dated April 1, 2013. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references are to Amendment No. 1.

General

1.	Please note that to be eligible to use Form F-3, you must have submitted all required Interactive Data Files in accordance with General Instruction I.A.6 of Form F-3. In this regard, we note that your Form 20-F filed March 15, 2013 which is incorporated by reference into the filing, did not include the required Interactive Data Files. Please submit electronically the required Interactive Data Files, or otherwise you will be deemed not current with your Exchange Act Reports and as a result, will not be eligible to use Form F-3. For additional guidance please refer to SEC Release No. 33-9002 (April 13, 2009).

Response: The Company relied on the 30-day grace period under Rule 405(a)(2)(ii) of Regulation S-T in omitting the Interactive Data Files. The Company included the required Interactive Data Files as an exhibit to its Amendment No. 1 to the Form 20-F, which was filed on April 8, 2013.

JONES DAY

Securities and Exchange Commission

April 11, 2013

2.	Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If a selling shareholder is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale unless the shares were issued as underwriting compensation. For those selling shareholders that are affiliates of broker-dealers, please disclose that:

•	each selling shareholder purchased the securities in the ordinary course of business; and

•	at the time of purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: USI Securities, Inc., a portfolio company of Onex Partners III, which is an affiliate of some of the selling shareholders, is a broker-dealer. The Company has revised page 23 of the Registration Statement to state that any selling shareholder that is an affiliate of a broker-dealer purchased the Company’s securities in the ordinary course of business and that, at the time of the purchase of the securities to be resold, such selling shareholder had no agreements or understandings, directly, or indirectly, with any person to distribute the securities.

Undertakings, page II-2

3.	Please revise your disclosure to include Item 512(a)(5)(ii) of Regulation S-K undertakings, and to remove the undertakings set forth in paragraphs 5(ii) and 6 of your disclosure as inapplicable.

Response: The Company acknowledges the Staff’s comment and has revised page II-3 of the Registration Statement to remove the undertakings that had been included in paragraph 6. Paragraph 5 of the undertakings has been revised to include the disclosure in Item 512(a)(5)(ii); however, the disclosure in Item 512(a)(5)(i) has been retained for completeness, which we believe is the approach commonly taken in similar registration statements.

Exhibit 5.1 Opinion of Conyers Dill & Pearman Limited

4.	We note that the common shares covered by the registration statement were acquired by the selling shareholders in a private placement which took place on December 28, 2012. We note that the Resolutions referred in the third paragraph of counsel’s legal opinion were adopted on March 6, 2013. As the board resolutions authorizing the issuance of the shares should have preceded the private placement, please advise or otherwise have counsel revise its opinion to refer to the appropriately dated board resolutions.

JONES DAY

Securities and Exchange Commission

April 11, 2013

Response: The Company acknowledges the Staff’s comment. Conyers Dill & Pearman Limited has provided the Company with a revised opinion, which is included as Exhibit 5.1 to the Registration Statement.

The Company acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *         *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (212) 326-3430.

Very truly yours,

/s/ Boris Dolgonos

cc:	Colm Barrington, Fly Leasing Limited
Mina Kim, Fly Leasing Limited

Asia Timmons-Pierce, Securities and Exchange Commission
Era Anagnosti, Securities and Exchange Commission